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PRESS RELEASE
For Immediate Release


                    STAR CRUISES BEGINS OFFER FOR NCL SHARES


January 13, 2000: Star Cruises PLC today commenced its previously-announced offers to purchase all outstanding ordinary shares of NCL Holding ASA and all outstanding NCL Holding American Depositary Shares (each representing four ordinary shares) not owned by Star Cruises and related companies (the Star Group) at a price of 35 Norwegian kronor (NOK) per share (140 NOK per American Depositary Share).

The offers -- which involve a concurrent international offer for ordinary shares held by non-U.S. persons and U.S. offer for ordinary shares held by U.S. persons and American Depositary Shares -- are being made through Star Cruises' subsidiary, Arrasas Limited, pursuant to the mandatory offer requirements of Norwegian law.

The offer price of 35 NOK per share is equal to the highest price the Star Group has previously paid to acquire any shares. It also represents a premium of over 40% to the 24.90 NOK closing share price on the Oslo Stock Exchange on December 1, 1999, the last trading day before Carnival Corporation's public announcement that it intended to make a takeover offer for NCL shares and a premium of over 16.0% to the 30 NOK per share price in Carnival Corporation's now-lapsed offer.

The offers are not subject to any conditions and will remain open for acceptance through February 10, 2000 (unless extended).

The Star Group currently owns approximately 49.9% of NCL's outstanding shares.

At Star Cruises' request, the Board of NCL Holding has announced it will convene an extraordinary general meeting of NCL shareholders on February 4, 2000 to elect a new board of directors.


For further information please contact:

IN MALAYSIA:                                            IN THE UNITED STATES:
Jane Poh                                                MacKenzie Partners, Inc.
Vice President, Corporate Communications                Tel:  1-212-929-5500
Tel:  603-309-2526                                      Fax:  1-212-929-0308
Fax:  603-301-1479



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NOTES FOR EDITORS:

1. Star Cruises PLC is listed in Luxembourg and traded in Singapore.

2. NCL Holding ASA is listed on the Oslo Stock Exchange and its ADS's are listed on the New York Stock Exchange.





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